June 9, 2017

VIA EDGAR

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:    CenturyLink, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 23, 2017
Form 8-K
Filed May 3, 2017
File No. 1-07784

Dear Mr. Pacho:

On behalf of CenturyLink, Inc. (the “Company”), I am responding to the comments contained in your letter, dated May 30, 2017, relating to our Form 8-K filed May 3, 2017. Your comments are set forth in bold, italicized text below, and our responses are set forth in plain text beneath each comment.

Form 8-K filed May 3, 2017
Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures (Unaudited)

1.
Your presentation of a full non-GAAP income statement as a reconciliation of GAAP net income to ‘As adjusted excluding special items (Non-GAAP)’ is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please revise in your next earnings release.

Response:

Question 102.10 is designed to explain which issuer disclosures cause a non-GAAP measure to be more prominent than a GAAP measure. Our prior presentation first discloses GAAP figures, then sets forth certain adjustments, and finally discloses adjusted non-GAAP figures. We believe our prior presentation was fully transparent and could not have confused any reasonable investor.

However, in response to the Staff’s comment, we intend to revise the consolidated statements of income schedule included in our future earnings releases filed as exhibits to our Form 8-K reports, beginning with the quarter ending June 30, 2017, to exclude (i) the presentation of a non-GAAP income statement (the column titled ‘As adjusted excluding special items (Non-GAAP)’), (ii) the reconciliation of GAAP net income presentation (the column titled ‘Less special items’), and (iii) the column titled ‘Increase (decrease) excluding special items’.

2.
We note your presentation of the non GAAP measure titled “Operating Cash Flow”. We also note that your definition and computation of operating cash flows differs from the calculation of cash flows from operating activities in the statement of cash flows under U.S. GAAP. Accordingly, please revise the title “Operating Cash Flows” to provide a more appropriate description of this measure. Please comply with this comment in your next earnings release.

Response:

In response to the Staff’s comment, we intend to revise the title of our non GAAP measure of “Operating Cash Flow” (which is adjusted to exclude the impact of specified special items) to “Adjusted EBITDA” in our next earnings release filed as Exhibit 99.1 to Form 8-K, beginning with the quarter ending June 30, 2017.

3.
Given that free cash flow is typically calculated as cash from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures, please revise the title of this measure to something similar to “Adjusted Free Cash Flow” to alert your investors that it has been adjusted from the measure typically referred to as “Free Cash Flow.” Refer to Question 102.07 of the Compliance and Disclosure Interpretations of Non-GAAP measures issued on May 17, 2016. Please comply with this comment in your next earnings release.

Response:

In response to the Staff’s comment, we intend to revise the title of our non GAAP measure of “Free Cash Flow” (which is adjusted to exclude the impact of specified special items) to “Adjusted Free Cash Flow” in our next earnings release filed as Exhibit 99.1 to Form 8-K, beginning with the quarter ending June 30, 2017.

If you have any questions regarding this letter, please do not hesitate to call me at (318) 388-9512.

Sincerely,

/s/ R. Stewart Ewing, Jr.
R. Stewart Ewing, Jr.
Executive Vice President, Chief Financial Officer and Assistant Secretary

Cc: W. Bruce Hanks, Chair - CenturyLink, Inc. Audit Committee